I, Aja N. Atwood, the Chief Executive Officer of Trella Technologies, Inc, hereby certify that the financial statements of Trella Technologies Inc and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C-AR filing are true and complete in all material respects.

As described below, Trella Technologies has continued its pursuit of strategic innovation and growth. In late 2022, we pivoted our market focus towards residential home growers, a transition that has presented both challenges and opportunities for growth. This shift required a reevaluation of our operational strategies, leading to a scaled manufacturing process that we are currently assessing.

**Market Challenges:** Our balance sheet for 2023 reflects these strategic adjustments, with a total income of $2,061, indicative of our transition into a market segment aimed at residential home growers. Importantly, while we have successfully reduced our total expenses, the true challenge remains in addressing the affordability of our products for a market that desperately needs our innovative solutions. These expense reductions were achieved through more targeted marketing strategies, streamlined operations, and careful financial oversight. However, despite these efficiencies, we continue to grapple with the delicate balance of maintaining the high quality and value of our offerings while making them accessible to customers who cannot easily afford them. This balance is critical as we navigate this new market focus and strive to adapt our business model to meet these unique market demands.

**Product Development:** At Trella Technologies, we are relentlessly committed to advancing our product offerings. We are particularly excited about our ongoing development in plant sensing technology. This innovation will integrate artificial intelligence and machine learning through imaging to significantly enhance our plant-training solutions. This capability represents a significant leap forward in our technology roadmap and underscores our commitment to leading-edge, sustainable agricultural practices.

**Intellectual Property and Innovation:** This year also marked a significant milestone in our commitment to securing and expanding our intellectual property. We successfully obtained a patent in Mexico, which, while incurring costs, is a testament to our dedication to innovation and protecting our technological advancements. This achievement not only enhances our competitive edge but also strengthens our market position globally, as we continue to safeguard and capitalize on our intellectual investments.

As we move forward, we are committed to our mission as a Benefit Corporation to impact our community and environment positively. We are excited about the possibilities that lie ahead and continue to innovate to ensure we can grow what we want, where we want!.

We thank our shareholders, customers, and partners for their continued support and trust as we adapt and grow in these transformative times. Your support is invaluable as we strive towards a sustainable and successful future.

Mad Peace and Love,,

Aja N. Atwood
Chief Executive Officer, Trella Technologies, Inc.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 22, 2024.

*Aja N Atwood*
_____ Signature (CEO)


 Aja N Atwood, CEO_____Name, Title


24/04/24
_____Date


Andres Chamorro (Apr 24, 2024 18:09 EDT)
_____ Signature (Board Member)


 Andres Chamorro III, Co-founder_____Name, Title


24/04/24
_____Date


Abdelhamid Riani (Apr 22, 2024 12:02 HST)_____ Signature (Board Member)


 Board member_____Name, Title


22/04/24
_____Date

Trella Technologies Inc

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2023 and 2022

TRELLA TECHNOLOGIES, Inc
Index to Financial Statements
(unaudited)

FINANCIAL STATEMENTS:

# TRELLA TECHNOLOGIES, Inc
## BALANCE SHEETS
## DECEMBER 31, 2023 AND 2022
## (unaudited)

| ASSETS<br>Current Assets | TOTAL<br>AS OF DEC 31, 2023 | AS OF DEC 31, 2022 (PY) |
|---|---|---|
| **Total Bank Accounts** | **$3,911.80** | **$12,954.78** |
| Accounts Receivable<br>Accounts Receivable (A/R) | 0.00 | 703.08 |
| **Total Accounts Receivable** | **$0.00** | **$703.08** |
| Other Current Assets<br>Inventory | 24,422.24 | 24,422.24 |
| **Total Other Current Assets** | **$24,422.24** | **$24,422.24** |
| **Total Current Assets** | **$28,334.04** | **$38,080.10** |
| Fixed Assets<br>3D Printers | 3,999.00 | 3,999.00 |
| Accumulated Depreciation | -7,196.00 | -6,428.00 |
| Computers & tablets | 2,770.00 | 2,770.00 |
| Grow Equipment | 1,338.00 | 1,338.00 |
| **Total Fixed Assets** | **$911.00** | **$1,679.00** |
| Other Assets<br>Accumulated Amortization | -8,860.97 | -8,860.97 |
| Capitalized Loan Costs | 8,860.97 | 8,860.97 |
| **Total Other Assets** | **$0.00** | **$0.00** |
| **TOTAL ASSETS** | **$29,245.04** | **$39,759.10** |
| **LIABILITIES AND EQUITY** | | |
| Liabilities<br>Current Liabilities | | |
| **Total Credit Cards** | **$10,948.24** | **$3,342.95** |
| Other Current Liabilities | 0.00 | 1,259.16 |
| Short-term business loans | 0.00 | 2,985.54 |
| **Total Other Current Liabilities** | **$0.00** | **$4,244.70** |
| **Total Current Liabilities** | **$10,948.24** | **$7,587.65** |

| | TOTAL | |
|---|---|---|
| | AS OF DEC 31, 2023 | AS OF DEC 31, 2022 (PY) |
| Long-Term Liabilities<br>Bond Payable WeFunder | 72,033.00 | 72,033.00 |
| Loan Vision X Partners | 4,383.83 | 0.00 |
| **Total Long-Term Liabilities** | **$76,416.83** | **$72,033.00** |
| **Total Liabilities** | **$87,365.07** | **$79,620.65** |
| Equity<br>Additional Paid In Capital Digital Nation | 50,000.00 | 50,000.00 |
| Partner Capital - Aja | 61,802.77 | 29,428.30 |
| Partner Capital - Andres | -25,372.29 | -25,372.29 |
| StartEngine | 380,105.38 | 380,105.38 |
| **Total Additional Paid In Capital** | **466,535.86** | **434,161.39** |
| Retained Earnings | -474,022.94 | -360,983.74 |
| Net Income | -50,632.95 | -113,039.20 |
| **Total Equity** | **-$ 58,120.03** | **-$ 39,861.55** |
| **TOTAL LIABILITIES AND EQUITY** | **$29,245.04** | **$39,759.10** |

TRELLA TECHNOLOGIES, Inc
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(unaudited)

## Trella Technologies

### Profit and Loss

January - December 2023

|  | TOTAL | |
| --- | --- | --- |
|  | JAN - DEC 2023 | JAN - DEC 2022 (PY) |
| **Income** | | |
| Interest Income | 0.25 | 0.39 |
| Refunds to customers | | -3,273.00 |
| Sale 3D Printer | | 1,700.00 |
| Sales of Product Income | 0.00 | 61,001.35 |
| Service | 2,061.60 | 14,193.71 |
| **Total Income** | **$2,061.85** | **$73,622.45** |
| **Cost of Goods Sold** | | |
| 3D Printer | | 1,481.00 |
| Cost of Goods Sold | | |
| Supplies & materials | 3,432.59 | 22,621.23 |
| Total Cost of Goods Sold | 3,432.59 | 22,621.23 |
| **Total Cost of Goods Sold** | **$3,432.59** | **$24,102.23** |
| **GROSS PROFIT** | **$ -1,370.74** | **$49,520.22** |
| **Expenses** | | |
| Accounting fees | | 5,728.58 |
| Advertising & marketing | 934.45 | 11,098.59 |
| Listing fees | | 750.00 |
| Social media | 95.40 | 565.97 |
| Website ads | | 2,835.65 |
| Total Advertising & marketing | 1,029.85 | 15,250.21 |
| Bank fees & service charges | 1,340.26 | 357.23 |
| Building & property rent | | 611.90 |
| Depreciation | 768.00 | 1,840.00 |
| Donations | | 500.00 |
| Employee benefits | | 236.68 |
| Filing Fees | 430.00 | |
| General business expenses | | |
| Continuing education | | 275.69 |
| Total General business expenses | | 275.69 |
| Interest paid | | 2,380.78 |
| Business loan interest | 16,598.38 | |
| Credit card interest | 2,458.43 | |
| Total Interest paid | 19,056.81 | 2,380.78 |
| Legal fees | 2,464.00 | 10,105.66 |
| Meals | 447.77 | 946.56 |
| Memberships & subscriptions | | 50.00 |

# Trella Technologies

## Profit and Loss
### January - December 2023

|  | TOTAL | |
|---|---|---|
|  | JAN - DEC 2023 | JAN - DEC 2022 (PY) |
| Office expenses | | |
| Office supplies | | 626.50 |
| Shipping & postage | | 152.55 |
| Small tools and equipment | 21.21 | 1,157.53 |
| Software & apps | 7,671.91 | 16,122.22 |
| **Total Office expenses** | **7,693.12** | **18,058.80** |
| Patent Fee | 589.72 | |
| Payroll expenses | | |
| Payroll Processing Fees | 659.84 | 254.35 |
| Payroll taxes | | 2,747.45 |
| Wages | | 33,081.51 |
| **Total Payroll expenses** | **659.84** | **36,083.31** |
| Rent | 2,102.73 | 1,040.76 |
| Repairs & maintenance | 400.00 | |
| Shipping | 770.28 | 1,095.79 |
| Square Fees | 10.02 | 78.18 |
| Stripe Fees | -43.51 | |
| Subcontractor expenses | 7,423.83 | 52,908.18 |
| Supplies | 914.19 | 2,932.81 |
| Taxes & Licences | 167.46 | 524.08 |
| Travel | 2,537.13 | 3,207.49 |
| Airfare | | 940.00 |
| Vehicle rental | | 1,382.16 |
| **Total Travel** | **2,537.13** | **5,529.65** |
| Vehicle gas & fuel | 109.97 | 1,118.60 |
| Vehicle Parking & tolls | | 1.50 |
| Web Design & Hosting Expense | 390.74 | 222.33 |
| WeFunder Fee | | 4,682.14 |
| **Total Expenses** | **$49,262.21** | **$162,559.42** |
| **NET OPERATING INCOME** | **$ -50,632.95** | **$ -113,039.20** |
| **NET INCOME** | **$ -50,632.95** | **$ -113,039.20** |

TRELLA TECHNOLOGIES, Inc
STATEMENTS OF Changes in Stockholders' Equity
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(unaudited)

| | Common Stocks - Class A | | Common Stocks - Class B | | Retained Earnings/Accumulated Deficit | Total Shareholder Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | |
| **Balance - december 31, 2021** | 1,000,000.00 | 41,040.00 | 34,979 | | $ (420,413.00) | $ (379,373.00) |
| Capital Contribution - Digital Nations | | $ 20,682.00 | 11,333 | $ 50,000.00 | | |
| Distribution - Team/Board | | | 38,900 | | | |
| Net Income/Loss | | | | | $ (114,255.00) | $ (114,255.00) |
| **Balance - december 31, 2022** | 1,000,000.00 | 61,722.00 | 85,212 | $ 50,000.00 | $ (534,668.00) | $ (493,628.00) |
| Capital Contribution | | $ 32,374.47 | | | | |
| Distribution - VXP | | | 57,333 | | | |
| Net Income/Loss | | | | | $ (50,632.95) | $ (50,632.95) |
| **Balance - december 31, 2023** | 1,000,000.00 | 94,096.47 | 142,546 | $ 50,000.00 | $ (585,300.95) | $ (544,260.95) |

TRELLA TECHNOLOGIES, Inc
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(unaudited)

### Trella Technologies
#### Statement of Cash Flows
##### January - December 2023

| | Total |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -50,632.95 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | 703.08 |
| Accumulated Depreciation | 768.00 |
| Amex Amazon Business Prime (2004) - 5 | 7,929.85 |
| Rockland Credit Card 9054 | 182.43 |
| Rockland Credit Card 9062 | -506.99 |
| Affirm Loan | 0.00 |
| PayPal Loan | -1,259.16 |
| Short-term business loans Reliant | -2,985.54 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | $ 4,831.67 |
| Net cash provided by operating activities | -$ 45,801.28 |
| FINANCING ACTIVITIES | |
| Loan Vision X Partners | 4,383.83 |
| Additional Paid In Capital:Partner Capital - Aja | 32,374.47 |
| Net cash provided by financing activities | $ 36,758.30 |
| Net cash increase for period | -$ 9,042.98 |
| Cash at beginning of period | 12,954.78 |
| Cash at end of period | $ 3,911.80 |

### Trella Technologies
#### Statement of Cash Flows
##### January - December 2022

| | Total |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -113,039.20 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | -703.08 |
| Inventory | 9,556.79 |
| Accumulated Depreciation | -178.00 |
| Rockland Credit Card 9054 | 108.21 |
| Rockland Credit Card 9062 | 506.99 |
| Deferred Revenue | -42,228.62 |
| PayPal Loan | 1,259.16 |
| Short-term business loans Reliant | 0.00 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | -$ 31,678.55 |
| Net cash provided by operating activities | -$ 144,717.75 |
| INVESTING ACTIVITIES | |
| 3D Printers | 3,499.00 |
| Net cash provided by investing activities | $ 3,499.00 |
| FINANCING ACTIVITIES | |
| Bond Payable WeFunder | 72,033.00 |
| Loan Vision X Partners | 0.00 |
| Additional Paid In Capital:Digital Nation | 50,000.00 |
| Additional Paid In Capital:Partner Capital - Aja | 20,681.97 |
| Additional Paid In Capital:StartEngine | 55,045.00 |
| Retained Earnings | -55,045.00 |
| Net cash provided by financing activities | $ 142,714.97 |
| Net cash increase for period | $ 1,496.22 |
| Cash at beginning of period | 11,458.56 |
| Cash at end of period | $ 12,954.78 |

NOTE 1 – NATURE OF OPERATIONS

Trella Technologies, was formed on November 3, 2016 in the state of Massachusetts and converted to a Benefit Corporation in Feb. 2021. The financial statements of Trella Technologies, Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bourne,, Massachusetts.

Trella Technologies provides technical, innovative solutions to make indoor and urban farming a sustainable, long lasting industry. The new concept of growing plants horizontally was invented which was opposite to the existing methods that were mostly manual, labor-intensive, and inefficient. The two prototyped, built (and built again) what would become Trella Technologies' unique plant-training solution, the Trella Gro LST.

The TrellaGro LST is an automated low-stress training solution to grow tall plants in small spaces. TrellaGro LST has multiple applications. Our system helps indoor cultivators (including residential and commercial growers) grow taller/fruit-bearing crops in spaces that were previously problematic due to height constraints: spaces with low ceilings, or vertical/stacked arrangements like those found in urban farms, freight containers, basements, grow tents and closets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

*Property and Equipment*
Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category: Equipment
Useful Life: 3-5 years

*Impairment of Long-lived Assets*
Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

*Income Taxes*

Trella Technologies Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

For the tax year 2023, the Company filed its federal tax return and reported total income of $2,062. The Company did not owe any federal income tax for the year. However, the Company owed $456 in Massachusetts state income tax,

The Company has filed all necessary tax returns from inception through 2023 and is not currently under examination by the Internal Revenue Service or state regulatory agencies.

*Revenue Recognition*
The Company recognizes revenue from product sales, consulting services, and educational products. For product sales, revenue is recognized when the customer takes control of the goods, typically at the time of shipment. For consulting services, revenue is recognized as services are performed. For educational products, revenue is recognized when the product is delivered and the customer takes control.

For further details on revenue recognition, please refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this annual report (Form C-AR).

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Current Liabilities include the below:

| LIABILITIES AND EQUITY | AS OF DEC 31, 2023 | AS OF DEC 31, 2022 (PY) |
|---|---|---|
| Liabilities | | |
| Credit Cards | | |
| Amex Amazon Business Prime (2004) - 5 | 7,929.85 | |
| Rockland Credit Card 9054 | 3,018.39 | 2,835.96 |
| Rockland Credit Card 9062 | 0.00 | 506.99 |
| | | |
| **Total Credit Cards** | **$10,948.24** | **$3,342.95** |
| Other Current Liabilities | 0.00 | 1,259.16 |
| Short-term business loans | 0.00 | 2,985.54 |
| | | |
| **Total Other Current Liabilities** | **$0.00** | **$4,244.70** |
| **Total Current Liabilities** | **$10,948.24** | **$7,587.65** |
| | | |
| | AS OF DEC 31, 2023 | AS OF DEC 31, 2022 (PY) |
| Long-Term Liabilities | | |
| Bond Payable WeFunder | 72,033.00 | 72,033.00 |
| Loan Vision X Partners | 4,383.83 | 0.00 |
| **Total Long-Term Liabilities** | **$76,416.83** | **$72,033.00** |
| **Total Liabilities** | **$87,365.07** | **$79,620.65** |
| Equity | 50,000.00 | 50,000.00 |
| Partner Capital - Aja | 61,802.77 | 29,428.30 |
| Retained Earnings | -474,022.94 | -360,983.74 |
| Net Income | -50,632.95 | -113,039.20 |
| | | |
| **Total Equity** | **-$ 58,120.03** | **-$ 39,861.55** |
| **TOTAL LIABILITIES AND EQUITY** | **$29,245.04** | **$39,759.10** |

Based on the financial statements provided earlier, the liabilities for the company increased slightly from $79,621 in 2022 to $87,365 in 2023. This increase is primarily due to new short term debt and a loan from VXP in order to support manufacturing and product development costs, respectively..

NOTE 4 – COMMITMENTS AND CONTINGENCIES

*Contingencies*
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

*Litigation and Claims*
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 5 – SHAREHOLDER EQUITY

*Common Stock*
The Company is authorized to issue 1,000,000 shares of common stock class A and 1,000,000 shares of common stock class B. As of December 31, 2022, 1,000,000 shares of class A, 142,546 shares of class B have been issued and are outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

In 2022, Trella Technologies, Inc. engaged VXP, a company owned by Abdo Riani, a member of our board of directors, to provide engineering and marketing services. As part of this engagement, a credit limit of $10,000 was issued to VXP to cover the costs of the work performed. The transaction was approved by the CEO, President and Treasurer of the Company in accordance with the company's bylaws. We believe that the terms of this transaction were comparable to those that could have been obtained from unrelated third parties.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through April 1, 2024. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

# Trella Financial Reporting_RegCF_2023.docx

Final Audit Report

2024-04-24

| | |
|---|---|
| Created: | 2024-04-22 |
| By: | Aja Atwood (aja.atwood@gmail.com) |
| Status: | Signed |
| Transaction ID: | CBJCHBCAABAAI84lGKSgoxvBrmuNbrMcKHjfEZ9dGZsy |

## "Trella Financial Reporting_RegCF_2023.docx" History

Document created by Aja Atwood (aja.atwood@gmail.com)
2024-04-22 - 9:00:39 PM GMT- IP address: 149.40.50.222

Document emailed to Andres Chamorro (dre@trella.io) for signature
2024-04-22 - 9:00:48 PM GMT

Document emailed to ariani@visionxpartners.com for signature
2024-04-22 - 9:00:48 PM GMT

Document emailed to Aja Atwood (aja.atwood@gmail.com) for signature
2024-04-22 - 9:00:48 PM GMT

Email viewed by Andres Chamorro (dre@trella.io)
2024-04-22 - 9:12:22 PM GMT- IP address: 66.102.8.72

Email viewed by ariani@visionxpartners.com
2024-04-22 - 9:42:15 PM GMT- IP address: 66.249.84.193

Signer ariani@visionxpartners.com entered name at signing as Abdelhamid Riani
2024-04-22 - 10:02:11 PM GMT- IP address: 141.239.220.162

Document e-signed by Abdelhamid Riani (ariani@visionxpartners.com)
Signature Date: 2024-04-22 - 10:02:13 PM GMT - Time Source: server- IP address: 141.239.220.162

Email viewed by Andres Chamorro (dre@trella.io)
2024-04-24 - 2:15:50 AM GMT- IP address: 66.102.8.72

Email viewed by Aja Atwood (aja.atwood@gmail.com)
2024-04-24 - 2:19:20 AM GMT- IP address: 66.102.8.72

Document e-signed by Aja Atwood (aja.atwood@gmail.com)
Signature Date: 2024-04-24 - 2:09:25 PM GMT - Time Source: server- IP address: 43.225.189.99

 Document e-signed by Andres Chamorro (dre@trella.io)
Signature Date: 2024-04-24 - 10:09:14 PM GMT - Time Source: server- IP address: 173.48.154.248

 Agreement completed.
2024-04-24 - 10:09:14 PM GMT

